October 2, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:       Aziyo Biologics, Inc.

Registration Statement on Form S-1

Filed September 14, 2020

Registration No. 333-248788

Dear Mr. Campbell:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 6, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Aziyo Biologics, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Charles Ruck at (714) 755-8245, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Aziyo Biologics, Inc.

By:	/s/ Ronald Lloyd
Ronald Lloyd
President and Chief Executive Officer

cc:   Wesley Holmes, Esq.

Charles Ruck, Esq.